UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ICAGEN, INC.

(Name of Subject Company (Issuer))

PFIZER INC.

ECLIPSE ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Common Stock)

Amy W. Schulman

Executive Vice President and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

Telephone: (212) 733-2323

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Wilcox

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$49,563,006	$5,754.26

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $6.00, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Icagen, Inc. (“Icagen”) as of July 20, 2011, which consists of 8,852,725 Shares issued and outstanding, 36,250 in-the-money options to purchase Shares and 438,541 Shares underlying restricted stock units, less 1,067,015 shares beneficially owned by Pfizer Inc.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission. Such fee equals 0.011610% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,754.26
Form or Registration No.:	Schedule TO-T
Filing Party:	Pfizer Inc.
Date Filed:	August 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2011, as amended by Amendment No. 1 filed with the SEC on August 19, 2011 (as amended or supplemented from time to time, the “Schedule TO”) and relates to a tender offer by Eclipse Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Icagen, Inc., a Delaware corporation (“Icagen”), at a purchase price of $6.00 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, and subject to the conditions set forth in the Offer to Purchase dated August 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Pfizer.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The following paragraph is inserted as a new final paragraph under the subheader entitled “Acquisition Discussions” under the header entitled “Contacts and Transactions with Icagen; Background of the Offer” of Section 11 of the Offer to Purchase:

“On August 26, 2011, Pfizer sent a letter to the Board stating that Pfizer’s best and final offer price is $6.00 per share and that “Pfizer will not pay more”.”

The following paragraph is inserted as a new final paragraph under the header entitled “Shareholder Litigation” of Section 15 of the Offer to Purchase:

“In accordance with the court’s scheduling order, on August 22, 2011, the plaintiffs filed a brief in support of their motion seeking to preliminarily enjoin the Merger, asserting, among other things, the claims described above. On August 23, 2011, the parties to the Stockholder Actions, without the defendants admitting any wrongdoing or liability of any kind, reached an agreement in principle, providing for the withdrawal of the plaintiffs’ pending motion for a preliminary injunction and to resolve claims asserted in the Stockholder Actions. The agreement in principle contemplates, among other things, that Icagen would disclose the additional information included in Item 4 under (A) of Amendment No. 4 to the Schedule 14D-9. The agreement in principle, which was embodied in a Memorandum of Understanding executed on August 25, 2011, is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Thereafter, the settlement agreement will be subject to approval by the court.”

Item 12.	EXHIBITS

The following is filed as an Exhibit to this Amendment:

(a)(5)(C)	Letter from Pfizer Inc. to the Board of Directors of Icagen, Inc., dated August 26, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

Dated: August 26, 2011	By:	/s/ BRYAN A. SUPRAN
	Name:	Bryan A. Supran
	Title:	Senior Vice President and Associate General Counsel

ECLIPSE ACQUISITION CORP.

Dated: August 26, 2011	By:	/s/ ANDREW MURATORE
	Name:	Andrew Muratore
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated August 3, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Pfizer Inc. and Icagen, Inc., dated July 20, 2011 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer Inc. on July 20, 2011). *

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on August 3, 2011. *

(a)(5)(C)	Letter to the Board of Directors of Icagen, Inc., dated August 26, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and between Pfizer Inc., Eclipse Acquisition Corp., and Icagen, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011). *

(d)(2)	Form of Tender and Voting Agreement, dated as of June 20, 2011, by and between Pfizer Inc., Icagen’s directors and executive officers and Venrock Associates and Venrock Associates II, L.P. *

(d)(3)	Amended and Restated Letter Agreement, dated October 10, 2006, by and between Pfizer Inc. and Icagen, Inc. *

(d)(4)	Amendment to Amended and Restated Letter Agreement, dated June 14, 2011, by and between Pfizer Inc. and Icagen, Inc. *

(d)(5)	Collaborative Research and License Agreement, dated as of August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 5, 2007). *

(d)(6)	Agreement and Amendment to the Exclusive License Agreement, dated as of September 17, 2009, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 9, 2009). *

(d)(7)	Second Agreement and Amendment to the Exclusive License Agreement, dated as of September 21, 2010, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Icagen, Inc. on November 10, 2010). *

(d)(8)	Third Agreement and Amendment to the Collaborative Research and License Agreement, dated July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011). *

(d)(9)	Purchase Agreement, dated August 13, 2007, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen, Inc. on August 14, 2007). *

(d)(10)	First Amendment to the Purchase Agreement, dated as of July 20, 2011, between Icagen, Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011). *

(g)	None.

(h)	None.

*	Previously filed.